[redacted]

11022090

KW 7/14

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 27 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard F. Jones, President (816) 968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Richard F. Jones, President

Title

Notary Public

PAMELA L. PROCTOR
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: October 13, 2014
Commission Number: 10028998

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17(e)(3).

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
National Pension & Group Consultants, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of National Pension & Group Consultants, Inc., Inc. as of April 30, 2011, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Pension & Group Consultants, Inc., Inc. as of April 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 16, 2011

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2011

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 392,353
Vanguard Money Market Funds		251,990
Total cash and cash equivalents		644,343
Receivables - 12b-1 fees		212,672
NASDAQ Stock - Allowable (at market value)		8,136
Receivables (non-allowable):		
Commissions - Commodities	$ 761	
Commissions - Variable annuities	241	
Other Accounts Receivable	763	
Due from related entities:		
Management fees	20,792	
Total receivables		22,557
Other assets (non-allowable):		
Investment - NPGC Fund, LP	205,546	
CRD deposit	334	
IRS tax deposit	27,699	
Total other assets		233,579
Total assets		$ 1,121,287

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Management fees/expense reimbursement payable		$ 68,787
Commissions payable		212,678
Total liabilities		281,465
Stockholder's equity :		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Additional paid-in capital	50,000	
Retained earnings	765,822	
Total stockholder's equity		839,822
Total liabilities and stockholder's equity		$ 1,121,287

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2011

Revenues:		
Commissions - Commodities		$ 8,887
Commissions - Variable annuities		101,759
Section 12b-1 fees		2,394,661
Dividends and interest		163
Management fees		239,234
Administrative income		651,473
Unrealized gain on investments		40,679
Total revenues		3,436,856
Expenses		
Commissions	$ 1,343	
Section 12b-1 expenses	2,394,661	
Administrative fees	651,473	
Management fees/expense reimbursement	143,069	
Professional fees	15,065	
NFA fees	950	
FINRA membership assessment and fees	5,029	
FINRA annual registration	3,655	
State filing fees	1,251	
SIPC assessment	8,003	
Office and other expenses	1,182	
Dues and publications	2,059	
Total expenses		3,227,740
Net income		209,116

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2011

	Common Stock, Class A Shares		Common Stock, Class A Amount		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity
Balance, April 30, 2010	2,400	$	24,000	$	50,000	$	556,706	$	630,706
Net income for year ended April 30, 2011	-		-		-		209,116		209,116
Balance, April 30, 2011	2,400	$	24,000	$	50,000	$	765,822	$	839,822

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2011

Cash flows from operating activities:		
Net income		$ 209,116
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized gain on investments	$ (40,680)	
Decrease in receivables	4,043	
Increase in receivables-non allowable	(9,751)	
Decrease in deposits - other	4,346	
Increase in CRD deposits	(145)	
Decrease in commissions payable	(4,046)	
Increase in management fee payable	8,688	
Total adjustments		(37,545)
Net cash flows provided by operating activities		171,571
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash and cash equivalents		171,571
Cash and cash equivalents at beginning of year		472,772
Cash and cash equivalents at end of year		$ 644,343

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc., Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971 with its only office in Kansas City, Missouri. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission (SEC) and various other states. The Company is also registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and as an investment advisor with the State of Missouri.

The Company primarily conducts a mutual fund business by way of FTJ Fund Choice, LLC., which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business. The Company is subject to a CFTC minimum net capital requirement of $45,000, effective July 31, 2006 and operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3. The Company does not clear securities transactions or hold customers' securities or funds. The Company does not require a clearing agent in order to conduct its securities business.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities/Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining the fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment in NPGC Fund Limited Partnership

The Company is the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund, LP"), a commodity pool, which trades in futures, options and related contracts. NPGC Fund, LP utilizes MF Global as its clearing agent for these trades. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund, LP as of April 30, 2011. The Company marks to market its units on a monthly basis, based on the performance of the commodity pool, with the unrealized gains and losses included in the statement of income. Summarized financial information for NPGC Fund, LP as of and for the year ended December 31, 2010 (the most recent audited financial statements), is as follows:

Assets	$	11,039,090
Liabilities		(59,659)
Partner's equity	$	10,979,431
Investment income	$	2,207,437
Operating expense		(286,379)
Net income	$	1,921,058

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

As required by the Income Taxes-Overall-Recognition Topic of the Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to disclose unrecognized tax benefits as a result of tax positions taken during a prior period. FASB ASC also requires the Company to recognize any interest and penalties associated with its tax positions. Management has evaluated the tax positions the Company has taken in the prior year and determined that there are no unrecognized tax benefits to be recorded in 2010-11.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), Forrest T. Jones Consulting Company, Inc., FTJFundChoice, LLC (a registered investment advisor) and Fidelity Security Assurance Company, in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company serves as the distributor for the variable annuity insurance contracts. Commissions are paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. FTJ has remitted its commissions on the variable annuity insurance contracts distributed by the Company. Accordingly, the Company has included a total of $101,759 of commissions received from the sale of the variable annuity insurance contracts in commission revenue in the statement of income for the year ended April 30, 2011.

The Company performs management and investment services for NPGC Fund, LP. A management fee of .125% per month of the month-end net asset value is received by the Firm (one and one-half percent per year). These fees were $239,234 in 2010-11. The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. The management fee incurred under the agreement is estimated to be $60,000 for the year ended April 30, 2011.

As General Partner of NPGC Fund, LP, the Company also receives an incentive fee equal to 5% of net new trading profits each quarter. Net new trading profits, for purpose of calculating the General Partner's incentive fee, is the net new increase in net asset value of NPGC Fund, LP, adjusted for additions and withdrawals, as compared to the prior month's highest net asset value. The Company received no incentive fees in 2010-11.

The Company receives 12b-1 fees and related administrative income, which are remitted to its affiliate, FTJFundChoice, LLC for certain administrative services. The amount of such fees included in the accompanying statement of income as both 12b-1 and administrative revenue and offsetting expense amounted to $2,394,661 for both 12b-1 fees and $651,473 for administrative costs.

The Company reimburses, FTJ, for its share of general and administrative costs in the form of a management fee which amounted to $83,069 for the year.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

NPGC Fund, LP utilizes derivative financial statements, primarily futures contracts, but also including options, foreign currency forwards, and related contracts for trading purposes. Such contracts are carried at fair value, generally based on quoted market prices, with unrealized gains and losses included in the statement of income.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK, Continued

Futures, forwards, and similar contracts provide for the delayed delivery of the underlying instrument. As a writer of options, NPGC Fund receives a premium in exchange for giving the counter-party the right to buy or sell the underlying commodity or security at a future date at a contracted price. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange. Cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts is limited to the unrealized market valuation gains/losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NPGC Fund, LP accounts are carried by MF Global, a clearing agent. The agreement between the Company and MF Global stipulates that all losses resulting from the NPGC Fund, LP's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of April 30, 2011, is not expected to have a material adverse effect on the Company's financial statements.

((4) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(5) CONCENTRATION OF CASH IN BANK

The Company may, from time to time, have bank balances in excess of the amount insured by the Federal Deposit Insurance Corporation. The Maximum amount insured by the Federal Deposit Insurance Corporation currently is $250,000.

(6) SECURITIES OWNED AT MARKET VALUE

The Company holds securities available for sale which are stated at fair market value as of April 30, 2011 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. At April 30, 2011, the securities had a market value of $8,136 with cumulative gross unrealized losses of approximately $1,864. The stock certificate is presently restricted and therefore a 100% haircut has been applied to the market value for net capital purposes.

(7) NET CAPITAL

The Company maintains a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) of the Net Capital rule. To comply with the CFTC regulations and NFA Rules, the Company has a minimum required net capital of $45,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2011, the net capital was $570,511, which exceeded the required minimum capital of $45,000 by $525,511, and the net capital ratio was .49 to 1.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was June 16, 2011. No transactions or events were found that were material enough to require recognition in the financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2011

Total equity from statement of financial condition		$ 839,822
Less non-allowable assets:		
Receivables	$ 22,557	
Investments - NPGC Fund, LP	205,546	
CRD deposit	334	
IRS deposit	27,699	
Rounding	(1)	
Total non-allowable assets		(256,135)
Net capital before haircuts		583,687
Haircut:		
Vanguard Money Market funds @ 2%	5,040	
NASDAQ Stock @ 100%	8,136	
Total haircuts		(13,176)
Net capital		$ 570,511

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $45,000, whichever is greater)	$ 45,000
Net capital from above	$ 570,511
Excess net capital	$ 525,511

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 281,465
Ratio of aggregate indebtedness to net capital	.49 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The net capital as reported in the most recent amended unaudited Part IIA filing agrees with the audited net capital above.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2011

Not Applicable - The Company is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

APRIL 30, 2011

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection - reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
National Pension & Group Consultants, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of National Pension & Group Consultants, Inc., Inc. (the Company) as of and for the year ended April 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 16, 2011

NATIONAL PENSION
& GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2011

(With Independent Auditors' Report Thereon)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

NATIONAL PENSION
& GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2011

(With Independent Auditors' Report Thereon)

NATIONAL PENSION
& GROUP CONSULTANTS, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED APRIL 30, 2011

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

SEC Mail Processing
Section

JUN 27 2011

Washington, DC
110

NATIONAL PENSION & GROUP CONSULTANTS, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED APRIL 30, 2011

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

The Board of Directors
National Pension & Group Consultants, Inc.
Kansas City, MO 64111

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by National Pension & Group Consultants, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating National Pension & Group Consultants, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). National Pension & Group Consultants, Inc.'s management is responsible for the National Pension & Group Consultants, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended April 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
June 17, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

~~P.O. Box 92185 Washington, D.C. 20090-2185~~
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended April 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-011206 FINRA APR 12/30/1970
NATIONAL PENSION & GROUP
3130 BROADWAY
KANSAS CITY, MO 64111-2406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,504

B. Less payment made with SIPC-6 filed (exclude interest) (4,138)

November 21, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,366

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,366

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,366

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Pension & Group Consultants, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of June, 20 11.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning May 01, 20 10 and ending April 30, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,436,856
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,355
(2) Revenues from commodity transactions.	8,887
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	163
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	35,405
2d. SIPC Net Operating Revenues	$ 3,401,451
2e. General Assessment @ .0025	$ 8,504

(to page 1, line 2.A.)